

March 5, 2010

<u>**Via Facsimile and U.S. Mail**</u>
Michael T. Cronin, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
911 Chestnut St
Clearwater, FL 33756

> **Re:** **Villageedocs, Inc.**
> **Schedule 13E-3 filed February 5, 2010**
> **File No. 005-78287**
> **Preliminary Information Statement on**
> **on Schedule 14C filed February 5, 2010**
> **File No. 0-31395**

Dear Mr. Cronin:

We have limited our review of your filings to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the information statement referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

1.   Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

2.   Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction to file a Schedule 13E-3 and furnish the required disclosures. It would appear that Mr. C. Alan

Williams, a 41.7% shareholder, was amongst the persons who provided the consents authorizing the going private transaction and is an affiliate engaged in a going private transaction. Please revise to add Mr. Williams as a filing person on the Schedule 13E-3.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please ensure that each filing person added in response to this comment executes the signature page or tell us why it has been omitted. Additionally, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. *See* Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3.   Other than the 13D/A filed on December 24, 2009, we are unable to locate the amendment to Schedule 13D outlining Mr. C. Alan Williams' intentions to effectuate action by written consent with respect to the going private transaction. Please advise.

Schedule 14C

General

1.   You disclose that 68% of shareholders approved the action with respect to the reverse/forward stock split transaction by written consent. Revise to disclose in the letter to shareholders and information statement the persons who provided their consents.

2.   We refer you to the definition of solicitation contained in 14a-1(l) of the Securities Exchange Act of 1934. Please provide us with your analysis of whether the Board and/or management engaged in a partial solicitation subject to the filing requirements and provisions of Regulation 14A with respect to any of the consents obtained on February 5, 2010. We may have further comment.

Cover Page

3.   Please revise to indicate that the information statement is a preliminary copy. Refer to 14c-5(d).

Special Factors

4.   Please see comment 2 above. To the extent affiliates are added as filing persons, please disclose the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the company. Refer to Instruction 3 to Item 1013(d) of Regulation M-A.

5.   Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years since the enactment of the Sarbanes-Oxley Act, please revise to indicate why you seek to undertake the going private transaction *at this time* as opposed to other times in the company's operating history. *See* Item 1013(c) of Regulation M-A.

Fairness of the Stock Split

6.   As noted in a prior comment, revise to include the fairness discussion required by each filing person engaged in the going private transaction.

7.   Revise all the disclosures regarding fairness of the transaction throughout the document to address fairness to unaffiliated shareholders, both those who will retain an interest in the company and those who will be cashed out. Your current disclosure under this heading, for example, references fairness to all stockholders, affiliated and unaffiliated. Please revise statements such as these to address the determination of fairness with respect to unaffiliated stockholders. *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

8.   We refer to disclosure in the sixth full paragraph under this heading in which you disclose that "no negotiations" regarding the Stock Split occurred other than the deliberations of the Board. Your disclosure regarding the Board's deliberations, however, should be revised to provide a more detailed account of each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. For example, please provide disclosure regarding the person(s) who initiated the discussions of the board regarding the going private transaction. Please revise disclosure under "Background of the Stock Split" accordingly.

9.   We note disclosure stating that the board did not obtain an independent third party to act solely on behalf of the unaffiliated stockholders for purpose of negotiating the terms of the transaction and did not prepare a report covering the fairness of the stock split. Amongst the reasons cited for the Board's decision to not deploy such procedural protective mechanisms is that the vote of at least a majority of quorum stockholders was needed to approve the transaction. Given that over 40% of the shares are held by a single stockholder, it is not apparent how the vote of the majority of quorum shareholders contributed to the procedural fairness of the transaction. Please supplement your disclosure to explain the Board's conclusions regarding procedural fairness in this regard.

Background to the Stock Split

10.   Please expand here and in the Questions and Answers section, whether any other share valuation other than $0.015 per share was considered for the cash out amount to be paid to holders and if not, why not.

Financial Information

11.   Please revise to update the summary financial statements included in the information statement to reflect the financial results for the most recently completed fiscal year ended 12-31-2009 or advise us as to why this revision is unnecessary.

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Michael Cronin, Esq.
Villageedocs, Inc.
March 5, 2010
Page 5

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions